Prospectus Supplement No. 3 (to Prospectus dated March 25, 2014)	Filed Pursuant to 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014 (the “Prospectus”) and Prospectus Supplement Nos. 1 and 2 thereto, relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 4,000,000 shares of our common stock, par value $0.001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report; Appointment of SVP, Regulatory Affairs and Quality Assurance

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on May 23, 2014 (the “Form 8-K”). The Form 8-K, as filed is set forth below.

The information contained in this Prospectus Supplement No. 3 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 3 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement No. 1, Prospectus Supplement No. 2 and this Prospectus Supplement No. 3, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Capital Market under the symbol “RGDO.” The last reported sale price of our common stock on May 22, 2014 was $5.75 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending March 31, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2014

REGADO BIOSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35953	03-0422069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

120 Mountain View Boulevard, Basking Ridge, New Jersey	07920
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 580-2100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

Appointment of SVP, Regulatory Affairs and Quality Assurance

Regado Biosciences, Inc., or the Company, announced that its board of directors appointed Nicholas J. Pelliccione, Ph.D., age 61, to serve as the Company’s Senior Vice-President, Regulatory Affairs and Quality Assurance, effective as of May 19, 2014.

Prior to joining the Company, from May 2007 to March 2014, Dr. Pelliccione served as Senior Vice President, Regulatory Affairs and Quality Assurance of Aeterna Zentaris Inc., a publicly traded biopharmaceutical company. At Aeterna Zentaris Inc., Dr. Pelliccione was responsible for the clinical/preclinical and CMC regulatory aspects of new drugs in the oncology and endocrinology therapy areas, in addition to having responsibility for Quality Assurance. From May 2005 until March 2007, he served as Senior Vice President, Regulatory and Pharmaceutical Sciences at Chugai Pharma USA, a biopharmaceutical company which was the U.S. subsidiary of Chugai Pharmaceutical Co., Ltd. of Japan. Prior to his experience at Chugai, Dr. Pelliccione spent more than 15 years at Schering Plough Corporation, a publicly held pharmaceutical company that was subsequently acquired by Merck & Co., Inc., holding positions with increasing responsibility from Manager of Regulatory Affairs, Oncology to Vice President, Global Regulatory Affairs, Chemistry, Manufacturing and Controls. During his time at Schering Plough, Dr. Pelliccione was responsible for clinical/preclinical and CMC regulatory aspects of both new and approved drugs in the oncology, anti-infectives, cytokines, cardiovascular and endocrine therapy areas, leading to several approvals. Dr. Pelliccione holds a Ph.D. in Biochemistry from Mount Sinai School of Medicine, New York and a BS in Chemistry from Polytechnic University.

Dr. Pelliccione has no family relationship with any director or officer of the Company, or any person nominated or chosen by the Company to become a director or executive officer.

On May 19, 2014, the Company and Dr. Pelliccione entered into an employment agreement (the “Employment Agreement”). The Employment Agreement provides for, among other things: (i) an initial annual base salary of $275,000, (ii) eligibility for an annual target cash bonus of up to 35% of annual base salary, based on the achievement of certain individual and corporate objectives as established by the board of directors or compensation committee for each year, and (iii) in the event we terminate Dr. Pelliccione’s employment without “Cause” (as defined in the Employment Agreement) or in the event that Dr. Pelliccione resigns for “Good Reason” (as defined in the Employment Agreement) within 12 months following a “Change in Control” (as defined in the Employment Agreement), payments equal to the sum of 12 months of base salary and the target annual bonus payable bimonthly in accordance with customary payroll practices and continuation of health insurance benefits for 12 months. Subject to the approval of the Company’s compensation committee at its next meeting and as a material inducement to Dr. Pelliccione accepting employment with the Company, Dr. Pelliccione will receive an initial option grant exercisable for 100,000 shares of the Company’s common stock, 25,000 of which shall vest on the one year anniversary of the date of grant and the remainder of which will vest monthly over the following three years.

The foregoing summary of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the complete Employment Agreement, which is attached as Exhibit 10.1 and incorporated herein by reference.

A copy of the Company’s press release announcing the new appointment is attached hereto as Exhibit 99.1.

Retirement of Dr. Giaquinto

Dr. Pelliccione will take over the role of Senior Vice-President, Regulatory Affairs and Quality Assurance of the Company from Alexander R. Giaquinto, Ph.D, our current Vice-President, Regulatory Affairs and Quality Assurance and chief compliance officer. Dr. Giaquinto has notified the Company that he will retire effective June 30, 2014, after which he will act as a consultant to the Company on an as-needed basis. Dr. Giaquinto’s decision to retire from the Company was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. R. Don Elsey, the Company’s current Senior Vice President, Finance and Chief Financial Officer, will assume Dr. Giaquinto’s role as the Company’s chief compliance officer.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Employment Agreement by and between Regado Biosciences, Inc. and Nicholas J. Pelliccione, Ph.D., dated May 19, 2014.

99.1	Press Release, dated May 19, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGADO BIOSCIENCES, INC.

By:	/s/ R. Don Elsey
Name: Title:	R. Don Elsey Senior Vice President, Finance and Chief Financial Officer

Date: May 23, 2014

INDEX OF EXHIBITS

Exhibit No.	Description

10.1	Employment Agreement by and between Regado Biosciences, Inc. and Nicholas J. Pelliccione, Ph.D., dated May 19, 2014.

99.1	Press Release, dated May 19, 2014

Exhibit 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”), dated May 19, 2014 and effective as of the Commencement Date (as defined in Section 1.2), is by and between REGADO BIOSCIENCES, INC., a Delaware corporation (the “Company”) and Nicholas J. Pelliccione, Ph.D. (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Company desires to employ the Executive as its Senior Vice-President, Regulatory Affairs and Quality Assurance and the Executive desires to accept such employment, on the terms and conditions set forth in this Agreement; and

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

EMPLOYMENT; TERM OF AGREEMENT

Section 1.1. Employment and Acceptance. During the Term (as defined in Section 1.2), the Company shall employ the Executive, and the Executive shall accept such employment and continue to serve the Company, in each case, subject to the terms and conditions of this Agreement.

Section 1.2. Term. The employment relationship hereunder shall be for the period (such period of the employment relationship shall be referred to herein as the “Term”) commencing on May 19, 2014 (the “Commencement Date”) and ending upon the termination of this Agreement and the Executive’s employment hereunder by either party hereto pursuant to the terms of Section 4.1, Section 4.2, Section 4.3 or Section 4.4. In the event that the Executive’s employment with the Company terminates, the Company’s obligation to continue to pay, after the Termination Date (as defined in Section 4.2(b)), Base Salary (as defined in Section 3.1(a)), Annual Bonus (as defined in Section 3.1(b)) and other unaccrued benefits shall terminate, except as may be provided for in ARTICLE 4.

ARTICLE 2

TITLE; DUTIES AND OBLIGATIONS; LOCATION

Section 2.1. Title. The Company shall employ the Executive to render exclusive and full-time services to the Company. The Executive shall serve in the capacity of Senior Vice-President, Regulatory Affairs and Quality Assurance.

Section 2.2. Duties. The Executive shall report to the Company’s Chief Executive Officer (the “CEO”) and be subject to the lawful direction of the Company’s Board of Directors (the “Board”) and/or the CEO. The Executive agrees to perform to the best of his ability, experience and talent those acts and duties, consistent with the position of Senior Vice-President, Regulatory Affairs and Quality Assurance, as the Board and/or the CEO shall from time to time direct. During the Term, the Executive also shall serve in such other executive-level positions or capacities as may, from time to time, be reasonably requested by the Board and/or the CEO, including, without limitation (subject to election, appointment, re-election or re-appointment, as applicable) as (a) a member of the Board and/or as a member of the board of directors or similar governing body of any of the Company’s subsidiaries or other Affiliates (as defined below), (b) an officer of any of the Company’s subsidiaries or other Affiliates, and/or (c) a member of any committee of the Company and/or any of its subsidiaries or other Affiliates, in each case, for no additional compensation. As used in this Agreement, “Affiliate” of any individual or entity means any other individual or entity that directly or indirectly controls, is controlled by, or is under common control with, the individual or entity.

Section 2.3. Compliance with Policies, etc. During the Term, the Executive shall be bound by, and comply fully with, all of the Company’s policies and procedures for employees and officers in place from time to time, including, but not limited to, all terms and conditions set forth in the Company’s employee handbook, compliance manual, codes of conduct and any other memoranda and communications applicable to the Executive and that have been provided to the Executive pertaining to the policies, procedures, rules and regulations, as currently in effect and as may be amended from time to time. These policies and procedures include, among other things and without limitation, the Executive’s obligations to comply with the Company’s rules regarding confidential and proprietary information and trade secrets.

Section 2.4. Time Commitment. During the Term, the Executive shall use his best efforts to promote the interests of the Company (including its subsidiaries and other Affiliates) and shall devote all of his business time, ability and attention to the performance of his duties for the Company and shall not, directly or indirectly, render any services to any other person or organization, whether for compensation or otherwise, except with the CEO’s prior written consent, provided that the foregoing shall not prevent the Executive from (i) participating in charitable, civic, educational, professional, community or industry affairs, (ii) managing the Executive’s passive personal investments, or (iii) with prior notice to the CEO, serving on the boards of directors (or similar governing bodies) and/or advisory boards of not more than two companies, so long as such activities individually or in the aggregate do not materially interfere or conflict with the Executive’s duties hereunder or create a potential business or fiduciary conflict (in each case, as determined by the Board) and as approved by the CEO.

Section 2.5. Location. The Executive’s principal place of business for the performance of his duties under this Agreement shall be at the principal executive office of the Company (currently located in Basking Ridge, New Jersey). Notwithstanding, the foregoing, the Executive shall be required to travel as necessary to perform his duties hereunder.

ARTICLE 3

COMPENSATION AND BENEFITS; EXPENSES

Section 3.1. Compensation and Benefits. For all services rendered by the Executive in any capacity during the Term (including, without limitation, serving as an officer, director or member of any committee of the Company or any of its subsidiaries or other Affiliates), the Executive shall be compensated as follows (subject, in each case, to the provisions of ARTICLE 4 below):

(a) Base Salary. During the Term, the Company shall pay the Executive a base salary (the “Base Salary”) at the annualized rate of $275,000, which shall be subject to customary withholdings and authorized deductions and be payable in equal installments in accordance with the Company’s customary payroll practices in place from time to time. The Executive’s Base salary shall be subject to periodic adjustments as the Board and/or the Compensation Committee of the Board (the “Compensation Committee”) shall in its/their discretion deem appropriate. As used in this Agreement, the term “Base Salary” shall refer to Base Salary as may be adjusted from time to time.

(b) Annual Bonus. For each calendar year ending during the Term (beginning with the calendar year ending December 31, 2014), the Executive shall be eligible to receive an annual bonus (the “Annual Bonus”) with a target amount equal to thirty-five percent (35%) of the Base Salary earned by the Executive for such calendar year (the “Target Annual Bonus”). The Annual Bonus will be prorated for the current year (2014) according to the number of months remaining in the year, following the Commencement Date, and based on the Executive’s length of employment during such year. The actual amount of each Annual Bonus will be based upon the level of achievement of the Company’s corporate objectives and the Executive’s individual objectives, in each case, as established by the Board or the Compensation Committee (taking into account the input of the CEO with respect to the establishment of the Executive’s individual objectives) for the calendar year with respect to which such Annual Bonus relates. The determination of the level of achievement of the corporate objectives and the Executive’s individual performance objectives for a year shall be made by the Board or the Compensation Committee (taking into account the input of the CEO with respect to the level of achievement of the Executive’s individual objectives), in its reasonable discretion. Each Annual Bonus for a calendar year, to the extent earned, will be paid in a lump sum in the following calendar year, within the first 75 days of such following year. Except as otherwise provided in this Agreement, the Annual Bonus shall not be deemed earned until the date that it is paid. Accordingly, except as otherwise provided in this Agreement, in order for the Executive to receive an Annual Bonus, the Executive must be actively employed by the Company at the time of such payment. No partial or prorated bonuses will be provided (other than for 2014, if at all, as stated above).

(c) Equity Compensation.

(i) Initial Option Grant. Subject to formal approval by the Compensation Committee of the Board, and as a material inducement to the Executive’s employment, at the next meeting of the Compensation Committee held on or following the Commencement Date, the Executive will be granted options (the “Initial Option Grant”) to purchase up to 100,000 shares of the Company’s common stock (at a per share exercise price equal to fair market value per share of the Company’s common stock as of the date of grant). The Initial Option Grant shall be subject to the terms and conditions established within any plan that may be adopted by the Company providing for the issuance of inducement awards pursuant to NASDAQ Listing Rule 5635(c)(4) or any successor equity compensation plan as may be in place from time to time (the “Inducement Plan”) and the separate stock option agreement between the Company and the Executive (the “Initial Stock Option Agreement”). The Initial Stock Option Agreement will provide that, among other things: (A) 25,000 of such shares shall vest on the one (1) year anniversary of the date of the Initial Option Grant (the “Initial Vesting Date”), and (B) the remaining shares shall vest ratably in equal monthly installments over the following three (3)

year period, commencing with the one (1) month anniversary of the Initial Vesting Date and continuing on the same day of each calendar month thereafter through and including the thirty-six (36) month anniversary of the Initial Vesting Date, in each case, subject to the Executive’s continued employment with the Company on the applicable vesting date.

(ii) The Executive also shall be eligible to receive from time to time additional Stock Options, Stock Units, Performance Shares, Performance Units, Incentive Bonus Awards, Other Cash-Based Awards and/or Other Stock-Based Awards (as such capitalized terms are defined in the Company’s 2013 Equity Compensation Plan), in amounts, if any, to be approved by the Board or the Compensation Committee in its discretion.

(d) Benefit Plans. The Executive shall be entitled to participate in all employee benefit plans and programs (excluding severance plans, if any) generally made available by the Company to senior executives of the Company, to the extent permissible under the general terms and provisions of such plans or programs and in accordance with the provisions thereof. The Company may amend, modify or rescind any employee benefit plan or program and/or change employee contribution amounts to benefit costs without notice in its discretion.

(e) Paid Vacation. The Executive shall be entitled to paid vacation days in accordance with the Company’s vacation policies in effect from time to time for its executive team; provided, however, that Executive shall be entitled to no less than twenty (20) paid vacation days per calendar year during the Term.

ARTICLE 4

TERMINATION OF EMPLOYMENT

Section 4.1. Termination Without Cause.

(a) The Company may terminate the Executive’s employment hereunder at any time without Cause (other than by reason of death or Disability) upon written notice to the Executive.

(b) As used in this Agreement, “Cause” means: (i) a material act, or act of fraud, committed by the Executive that results in a material injury (whether financial or otherwise) to the business or reputation of the Company or any of its Affiliates; (ii) the Executive’s commission of a felony or any misdemeanor involving moral turpitude, deceit, dishonesty or fraud (including entry of a nolo contendere plea); (iii) gross negligence or willful misconduct by the Executive, or failure by the Executive to perform the duties or obligations reasonably assigned to the Executive by the Board or the CEO from time to time, which is not cured upon ten (10) days prior written notice (unless such negligence, misconduct or failure is not susceptible to cure, as determined in the reasonable discretion of the Board); (iv) the Executive’s breach of this Agreement, the Covenants Agreement (as defined in Section 5.1 below) or any Company policy, which is not cured upon ten (10) days prior written notice (unless such breach is not susceptible to cure, as determined in the reasonable discretion of the Board); or (v) the Executive’s misappropriation or embezzlement of the property of the Company or its Affiliates (whether or not a misdemeanor or felony).

(c) If the Executive’s employment is terminated pursuant to Section 4.1(a), the Executive shall, in full discharge of all of the Company’s obligations to the Executive, be entitled to receive, and the Company’s sole obligation to the Executive under this Agreement or otherwise shall be to pay or provide to the Executive, the following:

(i) the Accrued Obligations (as defined in Section 4.2(b)); and

(ii) subject to Section 4.5 and Section 4.6:

(A) payments equal to the sum of twelve (12) months of the Executive’s Base Salary (at the rate in effect immediately prior to the Termination Date) and the Executive’s Target Bonus for the calendar year in which the Termination Date occurs (in each case, less applicable withholdings and authorized deductions), to be paid semi-monthly in accordance with the Company’s customary payroll practices, commencing sixty (60) days following such termination of employment (the “Severance Payments”) until the full amount due under this clause (A) has been fully paid; and

(B) if the Executive then participates in the Company’s medical and/or dental plans and the Executive timely elects to continue and maintain group health plan coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company will pay monthly, on the Executive’s behalf, a portion of the cost of such coverage for the twelve (12) months after the Termination Date, which payments will be equal to the amount of the monthly premium for such coverage, less the amount that the Executive would have been required to pay if the Executive had remained an active employee of the Company (the “COBRA Assistance”); provided, however, that if and to the extent that the Company may not provide such COBRA Assistance without incurring tax penalties or violating any requirement of the law, the Company shall use its commercially reasonable best efforts to provide substantially similar assistance in an alternative manner provided that the cost of doing so does not exceed the cost that the Company would have incurred had the COBRA Assistance been provided in the manner described above or cause a violation of Section 409A (as defined in Section 5.16).

Section 4.2. Termination for Cause; Voluntary Termination.

(a) The Company may terminate the Executive’s employment hereunder at any time for Cause upon written notice to the Executive. The Executive may voluntarily terminate his employment hereunder at any time for any reason or no reason upon ninety (90) days prior written notice to the Company; provided, however, the Company reserves the right, upon written notice to the Executive, to accept the Executive’s notice of resignation and to accelerate such notice and make the Executive’s resignation effective immediately, or on such other date prior to Executive’s intended last day of work as the Company deems appropriate. It is understood and agreed that the Company’s election to accelerate Executive’s notice of resignation shall not be deemed a termination by the Company without Cause for purposes of Section 4.1 of this Agreement or otherwise or constitute Good Reason (as defined in Section 4.3) for purposes of Section 4.3 of this Agreement or otherwise.

(b) If the Executive’s employment is terminated pursuant to Section 4.2(a), the Executive shall, in full discharge of all of the Company’s obligations to the Executive, be entitled to receive, and the Company’s sole obligation under this Agreement or otherwise shall be to pay or provide to the Executive, the following (collectively, the “Accrued Obligations”):

(i) the Executive’s earned, but unpaid, Base Salary through the final date of the Executive’s employment by the Company (the “Termination Date”), payable in accordance with the Company’s standard payroll practices;

(ii) the Executive’s Annual Bonus for the prior calendar year, if and to the extent that (A) the Termination Date is after the 75th day of the calendar year and (B) such Annual Bonus had not been paid to the Executive on or prior to the 75th day of the calendar year in which the Termination Date occurs;

(iii) the Executive’s accrued, but unused, vacation (in accordance with the Company’s policies);

(iv) expenses reimbursable under Section 3.2 above incurred on or prior to the Termination Date, but not yet reimbursed; and

(v) any amounts or benefits that are vested amounts or vested benefits or that the Executive is otherwise entitled to receive under any plan, program, policy or practice (with the exception of those, if any, relating to severance) on the Termination Date, in accordance with such plan, program, policy, or practice.

Section 4.3.	Termination for Good Reason within 12 Months following a Change in Control.

(a) Notwithstanding the provisions of Section 4.2, if the Executive resigns for Good Reason within twelve (12) months following a Change in Control of the Company, the provisions of this Section 4.3 shall control.

(b) As used in this Agreement, “Change in Control” means (x) a change in ownership of the Company under clause (i) below or (y) a change in the ownership of a substantial portion of the assets of the Company under clause (ii) below:

(i) Change in the Ownership of the Company. A change in the ownership of the Company shall occur on the date that any one person, or more than one person acting as a group (as defined in clause (iii) below), acquires ownership of capital stock of the Company that, together with capital stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the capital stock of the Company. However, if any one person or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the capital stock of the Company, the acquisition of additional capital stock by the same person or persons shall not be considered to be a change in the ownership of the Company. An increase in the percentage of capital stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires capital stock in the Company in exchange for property will be treated as an acquisition of stock for purposes of this paragraph.

(ii) Change in the Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets shall occur on the date that any one person, or more than one person acting as a group (as defined in clause (iii) below), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 80 percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. There is no Change in Control under this clause (ii) when there is a transfer to an entity that is controlled by the shareholders of the Company immediately after the transfer, as provided below in this clause (ii). A transfer of assets by the Company is not treated as a change in the ownership of such assets if the assets are transferred to (a) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its capital stock, (b) an entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (c) a person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding capital stock of the Company, or (d) an entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in clause (ii)(c) of this paragraph. For purposes of this clause (ii), a person’s status is determined immediately after the transfer of the assets.

(iii) Persons Acting as a Group. For purposes of clauses (i) and (ii) above, persons will not be considered to be acting as a group solely because they purchase or own capital stock or purchase assets of the Company at the same time. However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of assets or capital stock, or similar business transaction with the Company. If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of assets or capital stock, or similar transaction, such shareholder is considered to be acting as a group with other shareholders in a corporation only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. For purposes of this paragraph, the term “corporation” shall have the meaning assigned such term under Treasury Regulation section 1.280G-1, Q&A-45.

(iv) Each of clauses (i) through (iii) above shall be construed and interpreted consistent with the requirements of Section 409A and any Treasury Regulations or other guidance issued thereunder.

(c) As used in this Agreement, “Good Reason” means the occurrence of any of the following: (1) a material breach by the Company of the terms of this Agreement; (2) a material reduction in the Executive’s Base Salary; (3) a material diminution in the Executive’s authority, duties or responsibilities; or (4) a relocation by the Company of the Executive’s principal place of business for the performance of his duties under this Agreement to a location that is anywhere outside of a 50 mile radius of Basking Ridge, New Jersey; provided, however, that the Executive must notify the Company within ninety (90) days of the occurrence of any of the foregoing conditions that he considers it to be a “Good Reason” condition and provide the Company with at least thirty (30) days in which to cure the condition. If the Executive fails to provide this notice and cure period prior to his resignation, or resigns more than six (6) months after the initial existence of the condition, his resignation will not be deemed to be for “Good Reason.”

(d) If the Executive’s employment terminates pursuant to Section 4.3(a) (i.e., the Executive resigns for Good Reason within twelve (12) months following a Change in Control of the Company), the Executive shall, in full discharge of all of the Company’s obligations to the Executive, be entitled to receive, and the Company’s sole obligation to the Executive under this Agreement or otherwise shall be to pay or provide to the Executive, the following:

(i) the Accrued Obligations; and

(ii) subject to Section 4.5 and Section 4.6:

(a) the Severance Payments, payable in accordance with the terms of Section 4.1(c)(ii)(A); and

(b) if the Executive then participates in the Company’s medical and/or dental plans and the Executive timely elects to continue and maintain group health plan coverage pursuant to COBRA, the Company will provide the COBRA Assistance, which COBRA Assistance will be payable in accordance with, and subject to the terms set forth in, Section 4.1(c)(ii)(B).

Section 4.4. Termination Resulting from Death or Disability.

(a) As the result of any Disability suffered by the Executive, the Company may, upon five (5) days prior notice to the Executive, terminate the Executive’s employment under this Agreement. The Executive’s employment shall automatically terminate upon his death.

(b) “Disability” means a determination by the Company in accordance with applicable law that as a result of a physical or mental injury or illness, the Executive is unable to perform the essential functions of his job with or without reasonable accommodation for a period of (i) ninety (90) consecutive days; or (ii) one hundred twenty (120) days during any twelve (12) month period.

(c) If the Executive’s employment is terminated pursuant to Section 4.4(a), the Executive or the Executive’s estate, as the case may be, shall be entitled to receive, and the Company’s sole obligation under this Agreement or otherwise shall be to pay or provide to the Executive or the Executive’s estate, as the case may be, the Accrued Obligations.

Section 4.5. Release Agreement. In order to receive the Severance Payments or the COBRA Assistance set forth in Section 4.1 or Section 4.3 (in each case, if eligible), the Executive must timely execute (and not revoke) a separation agreement and general release (the “Release Agreement”) in a customary form as is determined to be reasonably necessary by the Company in its good faith and reasonable discretion. If the Executive is eligible for Severance Payments and COBRA Assistance pursuant to Section 4.1 or Section 4.3, the Company will deliver the Release Agreement to the Executive within seven (7) calendar days following the Termination Date. The Severance Payments and COBRA Assistance are subject to the Executive’s execution of such Release Agreement within 45 days of the Executive’s receipt of the Release Agreement and the Executive’s non-revocation of such Release Agreement.

Section 4.6. Post-Termination Breach. Notwithstanding anything to the contrary contained in this Agreement, the Company’s obligations to provide the Severance Payments and the COBRA Assistance will immediately cease if the Executive breaches any of the provisions of the Covenants Agreement, the Release Agreement or any other agreement the Executive has with the Company, or if any provision of those agreements is determined to be unenforceable, to any extent, by a court or arbitration panel, whether by preliminary or final adjudication.

Section 4.7. Removal from any Boards and Position. If the Executive’s employment is terminated for any reason under this Agreement, he shall be deemed (without further action, deed or notice) to resign (i) if a member, from the Board or board of directors (or similar governing body) of any Affiliate of the Company or any other board to which he has been appointed or nominated by or on behalf of the Company and (ii) from all other positions with the Company or any subsidiary or other Affiliate of the Company, including, but not limited to, as an officer of the Company and any of its subsidiaries or other Affiliates.

ARTICLE 5

GENERAL PROVISIONS

Section 5.1. Company Proprietary Information, Inventions, and Noncompetition Agreement. The Executive agrees to execute and be bound by the Proprietary Information, Inventions, and Noncompetition Agreement (“Covenants Agreement”) attached hereto as Schedule A, the terms of which are incorporated herein by reference. The Covenants Agreement shall survive the termination of this Agreement and the Executive’s employment by the Company for the applicable period(s) set forth therein.

Section 5.2. Expenses. Each of the Company and the Executive shall bear its/his own costs, fees and expenses in connection with the negotiation, preparation and execution of this Agreement.

Section 5.3. Entire Agreement. This Agreement and the Covenants Agreement contain the entire agreement of the parties hereto with respect to the terms and conditions of the Executive’s employment during the Term and activities following termination of this Agreement and the Executive’s employment with the Company and supersede any and all prior agreements and understandings, whether written or oral, between the parties hereto with respect to the subject matter of this Agreement and the Covenants Agreement. Each party hereto acknowledges that no representations, inducements, promises or agreements, whether oral or in writing, have been made by any party, or on behalf of any party, which are not embodied herein or in the Covenants Agreement. No agreement, promise or statement not contained in this Agreement or the Covenants Agreement shall be valid and binding, unless agreed to in writing and signed by the parties sought to be bound thereby.

Section 5.4. No Other Contracts. The Executive represents and warrants to the Company that neither the execution and delivery of this Agreement by the Executive nor the performance by the Executive of the Executive’s obligations hereunder, shall constitute a default under or a breach of the terms of any other agreement, contract or other arrangement, whether written or oral, to which the Executive is a party or by which the Executive is bound, nor shall the execution and delivery of this Agreement by the Executive nor the performance by the Executive of his duties and obligations hereunder give rise to any claim or charge against either the Executive, the Company or any Affiliate, based upon any other contract or other arrangement, whether written or oral, to which the Executive is a party or by which the Executive is bound. The Executive further represents and warrants to the Company that he is not a party to or subject to any restrictive covenants, legal restrictions or other agreement, contract or arrangement, whether written or oral, in favor of any entity or person which would in any way preclude, inhibit, impair or limit the Executive’s ability to perform his obligations under this Agreement, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements. The Executive shall defend, indemnify and hold the Company harmless from and against all claims, actions, losses, liabilities, damages, costs and expenses (including reasonable attorney’s fees and amounts paid in settlement in good faith) arising from or relating to any breach of the representations and warranties made by the Executive in this Section 5.4.

Section 5.5. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by nationally recognized overnight courier service (with next business day delivery requested). Any such notice or communication shall be deemed given and effective, in the case of personal delivery, upon receipt by the other party, and in the case of a courier service, upon the next business day, after dispatch of the notice or communication. Any such notice or communication shall be addressed as follows:

If to the Company, to:

Regado Biosciences, Inc.

120 Mountain View Boulevard

Basking Ridge, NJ 07920

Attn: Board of Directors

With a copy to:

Cooley LLP

500 Boylston St.

Boston, MA 02116

Attn: Michael N. Sheetz, Esq.

If to the Executive, to:

Nicholas J. Pelliccione, Ph.D.

665 E. 17 Street

Brooklyn, NY 11230-1703

Any person named above may designate another address or fax number by giving notice in accordance with this Section to the other persons named above.

Section 5.6. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey, without regard to principles of conflicts of law. Any and all actions arising out of this Agreement or Employee’s employment by Company or termination therefrom shall be brought and heard in the state and federal courts of the State of New Jersey and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any such courts. THE COMPANY AND THE EXECUTIVE HEREBY WAIVE THEIR RESPECTIVE RIGHT TO TRIAL BY JURY IN ANY ACTION CONCERNING THIS AGREEMENT OR ANY AND ALL MATTERS ARISING DIRECTLY OR INDIRECTLY HEREFROM AND REPRESENT THAT THEY HAVE CONSULTED WITH COUNSEL OF THEIR CHOICE OR HAVE CHOSEN VOLUNTARILY NOT TO DO SO SPECIFICALLY WITH RESPECT TO THIS WAIVER.

Section 5.7. Waiver. Either party hereto may waive compliance by the other party with any provision of this Agreement. The failure of a party to insist on strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing.

Section 5.8. Severability. If any one or more of the terms, provisions, covenants and restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid and unenforceable provision in light of the tenor of this Agreement, and, upon so agreeing, shall incorporate such substitute provision in this Agreement. In addition, if any one or more of the provisions contained in this Agreement shall for any reason be determined by a court of competent jurisdiction to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed, by limiting or reducing it, so as to be enforceable to the extent compatible with then applicable law.

Section 5.9. Counterparts. This Agreement may be executed in any number of counterparts and each such duplicate counterpart shall constitute an original, any one of which may be introduced in evidence or used for any other purpose without the production of its duplicate counterpart. Moreover, notwithstanding that any of the parties did not execute the same counterpart, each counterpart shall be deemed for all purposes to be an original, and all such counterparts shall constitute one and the same instrument, binding on all of the parties hereto.

Section 5.10. Advice of Counsel. Both parties hereto acknowledge that they have had the opportunity to seek and obtain the advice of counsel before entering into this Agreement and have done so to the extent desired, and have fully read the Agreement and understand the meaning and import of all the terms hereof.

Section 5.11. Assignment. This Agreement shall inure to the benefit of the Company and its successors and assigns (including, without limitation, the purchaser of all or substantially all of its assets) and shall be binding upon the Company and its successors and assigns. This Agreement is personal to the Executive, and the Executive shall not assign or delegate his rights or duties under this Agreement, and any such assignment or delegation shall be null and void.

Section 5.12. Agreement to Take Actions. Each party to this Agreement shall execute and deliver such documents, certificates, agreements and other instruments, and shall take all other actions, as may be reasonably necessary or desirable in order to perform his or its obligations under this Agreement.

Section 5.13. No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this Section 5.13 shall preclude the assumption of such rights by executors, administrators or other legal representatives of the Executive or the Executive’s estate and their assigning any rights hereunder to the person or persons entitled thereto.

Section 5.14. Source of Payment. Except as otherwise provided under the terms of any applicable employee benefit plan, all payments provided for under this Agreement shall be paid in cash from the general funds of Company. The Company shall not be required to establish a special or separate fund or other segregation of assets to assure such payments, and, if the Company shall make any investments to aid it in meeting its obligations hereunder, the Executive shall have no right, title or interest whatever in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between Company and the Executive or any other person. To the extent that any person acquires a right to receive payments from Company hereunder, such right, without prejudice to rights which employees may have, shall be no greater than the right of an unsecured creditor of Company. The Executive shall not look to the owners of the Company for the satisfaction of any obligations of the Company under this Agreement.

Section 5.15. Tax Withholding. The Company or other payor is authorized to withhold from any benefit provided or payment due hereunder, the amount of withholding taxes due any federal, state or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Board to satisfy all obligations for the payment of such withholding taxes. The Executive will be solely responsible for all taxes assessed against him with respect to the compensation and benefits described in this Agreement, other than typical employer-paid taxes such as FICA, and the Company makes no representations as to the tax treatment of such compensation and benefits.

Section 5.16. 409A Compliance. All payments under this Agreement are intended to comply with or be exempt from the requirements of Section 409A of the Code and regulations promulgated thereunder (“Section 409A”). As used in this Agreement, the “Code” means the Internal Revenue Code of 1986, as amended. To the extent permitted under applicable regulations and/or other guidance of general applicability issued pursuant to Section 409A, the Company reserves the right to modify this Agreement to conform with any or all relevant provisions regarding compensation and/or benefits so that such compensation and benefits are exempt from the provisions of 409A and/or otherwise comply with such provisions so as to avoid the tax consequences set forth in Section 409A and to assure that no payment or benefit shall be subject to an “additional tax” under Section 409A. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, or to the extent any provision in this Agreement must be modified to comply with Section 409A, such provision shall be read in such a manner so that no payment due to the Executive shall be subject to an “additional tax” within the meaning of Section 409A(a)(1)(B) of the Code. If necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees,” any payment on account of the Executive’s separation from service that would otherwise be due hereunder within six (6) months after such separation shall be delayed until the first business day of the seventh month following the Termination Date and the first such payment shall include the cumulative amount of any payments (without interest) that would have been paid prior to such date if not for such restriction. Each payment in a series of payments hereunder shall be deemed to be a separate payment for purposes of Section 409A. In no event may the Executive, directly or indirectly, designate the calendar year of payment. All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit. Notwithstanding anything contained herein to the contrary, the Executive shall not be considered to have terminated employment with the Company for purposes of Section 4.1 or 4.3 unless the Executive would be considered to have incurred a “termination of employment” from the Company within the meaning of Treasury Regulation §1.409A-1(h)(1)(ii). In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on the Executive by Section 409A or damages for failing to comply with Section 409A.

Section 5.17. 280G Modified Cutback.

(a) If any payment, benefit or distribution of any type to or for the benefit of the Executive, whether paid or payable, provided or to be provided, or distributed or distributable pursuant to the terms of this Agreement or otherwise (collectively, the “Parachute Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) subject the Executive to the excise tax imposed under Section 4999 of the Code (the “Excise

Tax”), the Parachute Payments shall be reduced so that the maximum amount of the Parachute Payments (after reduction) shall be one dollar ($1.00) less than the amount which would cause the Parachute Payments to be subject to the Excise Tax; provided that the Parachute Payments shall only be reduced to the extent the after-tax value of amounts received by the Executive after application of the above reduction would exceed the after-tax value of the amounts received without application of such reduction. For this purpose, the after-tax value of an amount shall be determined taking into account all federal, state, and local income, employment and excise taxes applicable to such amount. Unless the Executive shall have given prior written notice to the Company to effectuate a reduction in the Parachute Payments if such a reduction is required, which notice shall be consistent with the requirements of Section 409A to avoid the imputation of any tax, penalty or interest thereunder, then the Company shall reduce or eliminate the Parachute Payments by first reducing or eliminating any cash payments (with the payments to be made furthest in the future being reduced first), then by reducing or eliminating accelerated vesting of stock options or similar awards, and then by reducing or eliminating any other remaining Parachute Payments; provided, that no such reduction or elimination shall apply to any non-qualified deferred compensation amounts (within the meaning of Section 409A) to the extent such reduction or elimination would accelerate or defer the timing of such payment in manner that does not comply with Section 409A.

(b) An initial determination as to whether (x) any of the Parachute Payments received by the Executive in connection with the occurrence of a change in the ownership or control of the Company or in the ownership of a substantial portion of the assets of the Company shall be subject to the Excise Tax, and (y) the amount of any reduction, if any, that may be required pursuant to the previous paragraph, shall be made by an independent accounting firm selected by the Company (the “Accounting Firm”) prior to the consummation of such change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company. The Company will bear all expenses with respect to the determinations by such Accounting Firm required to be made hereunder. The Executive shall be furnished with notice of all determinations made as to the Excise Tax payable with respect to the Executive’s Parachute Payments, together with the related calculations of the Accounting Firm, promptly after such determinations and calculations have been received by the Company.

(c) For purposes of this Section 5.17, (i) no portion of the Parachute Payments the receipt or enjoyment of which the Executive shall have effectively waived in writing prior to the date of payment of the Parachute Payments shall be taken into account; (ii) no portion of the Parachute Payments shall be taken into account which in the opinion of the Accounting Firm does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (iii) the Parachute Payments shall be reduced only to the extent necessary so that the Parachute Payments (other than those referred to in the immediately preceding clause (i) or (ii)) in their entirety constitute reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code or are otherwise not subject to disallowance as deductions, in the opinion of the auditor or tax counsel referred to in such clause (ii); and (iv) the value of any non-cash benefit or any deferred payment or benefit included in the Parachute Payments shall be determined by the Company’s independent auditors based on Sections 280G and 4999 of the Code and the regulations for applying those sections of the Code, or on substantial authority within the meaning of Section 6662 of the Code.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY

Regado Biosciences, Inc.

By:	/s/ David J. Mazzo, Ph.D.
Name:	David J. Mazzo, Ph.D.
Title:	Chief Executive Officer

EXECUTIVE

/s/ Nicholas J. Pelliccione, Ph.D.
Nicholas J. Pelliccione, Ph.D.

[SIGNATURE PAGE TO EMPLOYMENT AGREEMENT]

SCHEDULE A

Proprietary Information, Inventions, and Noncompetition Agreement

Exhibit 99.1

Regado Biosciences Appoints Nicholas Pelliccione, Ph.D., Senior Vice President of Regulatory Affairs and Quality Assurance and Reports Inducement Grant under NASDAQ Listing Rule 5635(c)(4)

Basking Ridge, N.J. – May 19, 2014 — Regado Biosciences, Inc. (Nasdaq: RGDO), a biopharmaceutical company focused on the Phase 3 clinical development of Revolixys™ Kit (previously known as REG1), its first-in-class, actively controllable antithrombotic drug system, today announced the appointment of Nicholas Pelliccione, Ph.D., as Senior Vice President of Regulatory Affairs and Quality Assurance. He succeeds Alexander Giaquinto, Ph.D., who has served as Regado’s Senior Vice President of Regulatory Affairs and Quality Assurance and Chief Compliance Officer since 2008 and who is retiring from full-time employment. However, Dr. Giaquinto will remain a consultant to Regado.

“Nick’s broad experience successfully leading regulatory strategy and quality assurance in both large and emerging pharmaceutical companies makes him an invaluable addition to Regado at this critical time in our evolution,” said David J. Mazzo, Ph.D., Chief Executive Officer of Regado Biosciences. “We are keenly focused on fully exploiting all the advantages of FDA’s Fast Track designation of Revolixys, and we look forward to leveraging Nick’s expertise in this and other areas.”

Dr. Pelliccione has more than 25 years of regulatory affairs experience. Most recently, Dr. Pelliccione served as Senior Vice President, Regulatory Affairs and Quality, at Aeterna Zentaris, where he was responsible for developing regulatory strategy and leading key FDA meetings for the company. Prior to joining Aeterna Zentaris in 2007, Dr. Pelliccione served as Senior Vice President, Regulatory and Pharmaceutical Sciences, at Chugai Pharma USA, where he managed all regulatory filings and interactions with the FDA, as well as quality assurance and pharmaceutical development activities. From 1990 to 2005, Dr. Pelliccione held positions of increasing responsibility in regulatory affairs at Schering Plough Research Institute, ultimately serving as Vice President, Worldwide Regulatory Affairs, CMC. Dr. Pelliccione earned his B.S. in chemistry from Polytechnic University and his Ph.D. in biochemistry from Mount Sinai School of Medicine and The City University of New York.

Dr. Pelliccione currently serves as a member of the Planning Committee of the International Conference of Drug Development sponsored by University of Texas, Austin, College of Pharmacy, and as a member of the Golf Classic Committee for the Children’s Specialized Hospital Foundation in Mountainside, N.J.

In connection with Regado’s offer of employment to Dr. Pelliccione and pursuant to his employment agreement dated May 19, 2014, Dr. Pelliccione will be granted an inducement award pursuant to NASDAQ Listing Rule 5635(c)(4). The inducement award consists of an option grant with a per share exercise price equal to the closing price of Regado’s common stock on the date of grant, exercisable for 100,000 shares of Regado’s common stock, 25,000 of which shall vest on the one year anniversary of the date of grant and the remainder of which will vest monthly over three years, subject to Dr. Pelliccione’s continued employment on each vesting date. The award is being issued as an inducement material to Dr. Pelliccione’s employment in accordance with NASDAQ Listing Rule 5635(c)(4).

ABOUT REGADO BIOSCIENCES

Regado Biosciences, Inc., is a biopharmaceutical company focused on the discovery and development of novel, oligonucleotide-based actively controllable therapeutics. Our initial focus is on applications in the acute and sub-acute cardiovascular therapeutic area. The company’s lead product candidate, Revolixys™ Kit, is a two-component system consisting of pegnivacogin, an anticoagulant aptamer specifically targeting coagulation Factor IXa, and its complementary oligonucleotide active control agent, anivamersen. Revolixys Kit is currently being evaluated in the REGULATE-PCI trial, a worldwide Phase 3 trial enrolling 13,200 patients with acute coronary syndromes (ACS) undergoing percutaneous coronary intervention (PCI), a hospital-based procedure used to mechanically open or widen obstructed coronary arteries. Regado’s actively controllable product candidates have the potential to improve patient outcomes and enhance the patient experience, provide direct therapeutic control to physicians and reduce overall treatment costs. More information can be found at www.regadobio.com.

For more information on REGULATE-PCI, please visit:

http://www.clinicaltrials.gov/ct2/show/NCT01848106

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Forward-looking statements include statements herein with respect to management transition matters, including the future success of members of management in fulfilling their roles and the impact of such success on the Company. Forward-looking statements cannot be guaranteed and are subject to risks and uncertainties, such as failure to effectively transition new management roles or failure of members of management to effectively implement the Company’s strategy. All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this release. The Company has no obligation, and expressly disclaims any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise.

120 Mountain View Boulevard	1st Floor	Basking Ridge, NJ 07920	www.regadobio.com

Media Contacts:

David Schull or Lena Evans

Russo Partners

212-845-4271

212-845-4262

david.schull@russopartnersllc.com

lena.evans@russopartnersllc.com

Investor Relations Contacts:

Tricia Truehart and Adam Cutler

Trout Group

646-378-2953

646-378-2936

ttruehart@troutgroup.com

acutler@troutgroup.com

120 Mountain View Boulevard	1st Floor	Basking Ridge, NJ 07920	www.regadobio.com